Date March 5, 2026

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:	AI Technology Group Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed on October 3, 2025 File No. 000-50739

In response to your letter dated January 30, 2026, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of AI Technology Group Inc. (the “Company”). Amendment No. 2 to the Form 10, Amendment No. 1 to the Form 8-k filed on December 17, 2025 and Amendment No. 1 to the Form 8-K filed on January 29, 2026 reporting for January 28, 2026 are being filed concurrently with this letter.

The Company has made certain changes in the Form 10 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s January 30, 2026 letter in italicized text immediately before our response.

Item 1. Description of Business, page 3

Amendment No. 1 to Registration Statement on Form 10-12G Filed on October 3, 2025 General

1.

We note your response to our prior comment 3 and reissue in full. We note you have not provided all of the information required by Form 10. Please revise your registration statement to comply with the requirements of Form 10, including, but not limited to, the below items.

•	Please revise your registration statement throughout to clearly describe the business of AVM.

•	Please revise to clearly describe the material terms of the merger agreement.

•	Please revise your disclosure to describe your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.

•	Form 10 requires that various exhibits, including material agreements, must be filed as exhibits, including, but not limited to, all amendments to your articles of incorporation and by-laws.

Response:

We have revised our registration statement to clearly describe the business of AVM as follows:

“Overview

AVM Biotechnology Inc. (“AVM”) is a clinical‑stage biopharmaceutical company focused on the development of AVM0703, a novel, proprietary formulation of dexamethasone sodium phosphate (“DSP”) designed to activate a unique subset of immune cells known as supercharged natural killer T‑like cells (NKT‑like cells). AVM’s platform is intended to provide a new therapeutic approach for treating advanced cancers and severe viral infections by stimulating rapid, targeted immune responses while avoiding the toxicities associated with high‑dose corticosteroid therapy.

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AVM’s lead program, AVM0703, is currently in Phase 2 clinical development for relapsed or refractory lymphoid malignancies. AVM has also generated preclinical data supporting potential applications in solid tumors, autoimmune disorders, and acute viral infections. AVM holds a portfolio of 22 issued patents and 55 pending applications covering composition of matter, methods of use, and manufacturing processes.

AVM operates from its headquarters and laboratory facilities in Washington State and conducts clinical operations through U.S.‑based contract research organizations (CROs), academic partners, and clinical sites.

Lead Product Candidate: AVM0703

Mechanism of Action

AVM0703 is a proprietary, high‑purity formulation of DSP that selectively mobilizes a population of cytotoxic NKT‑like cells from the spleen into circulation. These cells exhibit rapid tumor‑killing activity and immune‑modulating properties. AVM believes this mechanism may offer therapeutic benefit in cancers that have failed multiple prior lines of therapy.

Clinical Development Status

AVM has recommenced its FDA‑authorized Phase 2 clinical trial evaluating AVM0703 in patients with relapsed or refractory lymphoid malignancies. The trial is designed to assess safety, tolerability, dose optimization, and preliminary efficacy.

AVM has an active Investigational New Drug (“IND”) application on file with the U.S. Food and Drug Administration (“FDA”) for AVM0703. The IND was originally filed in 2019, and AVM has maintained the IND in active status through ongoing regulatory submissions, safety updates, and clinical trial reporting.

Regulatory Pathway

To obtain FDA approval for AVM0703, AVM expects to complete:

•	the ongoing Phase 2 clinical trial
•	an end‑of‑Phase 2 meeting with FDA
•	a pivotal Phase 3 trial
•	long‑term safety follow‑up
•	Chemistry, Manufacturing, and Controls (CMC) scale‑up and validation
•	submission of a New Drug Application (NDA)

AVM has not yet initiated Phase 3 development and will require additional capital to advance AVM0703 through late‑stage trials and regulatory submission.

Intellectual Property

AVM’s intellectual property portfolio includes:

•	22 issued patents covering composition, formulation, and methods of use
•	55 pending patent applications in the United States and internationally
•	trade secrets relating to manufacturing, purification, and dosing regimens

AVM believes its IP portfolio provides protection for AVM0703 through at least 2040, subject to patent term extensions.

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Manufacturing

AVM0703 is manufactured through contract manufacturing organizations (CMOs) under cGMP standards. AVM oversees process development, quality control, and regulatory compliance. AVM anticipates scaling manufacturing capacity in preparation for Phase 3 trials.

Competition

AVM competes with companies developing immunotherapies, including CAR‑T therapies, monoclonal antibodies, and small‑molecule immune modulators. AVM believes AVM0703 may offer advantages in cost, manufacturing simplicity, and rapid immune activation, but the market is highly competitive and dominated by large pharmaceutical companies.

Employees

AVM employs scientific, clinical, and administrative personnel and supplements its workforce with consultants, CROs, and CMOs. AVM’s Key Employee, Dr. Theresa Deisher, leads scientific and clinical development.

Please revise to clearly describe the material terms of the merger agreement.

Response: We have revised our disclosure as follows:

“Merger Agreement

On July 31, 2025, AI Technology Group Inc. (“Parent”), BioMed360 Solutions Corp. (“BioMed”), and AVM Biotechnology Inc. (“AVM” or the “Corporation”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the formation of a wholly owned Washington subsidiary of Parent (“Merger Sub”), which will merge with and into AVM, with AVM continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”).

The boards of directors of Parent, Merger Sub, and AVM unanimously approved the Merger Agreement and determined that the Merger is advisable and in the best interests of their respective shareholders. AVM’s board also resolved to recommend approval of the Merger to its shareholders in accordance with the Washington Business Corporation Act (“WBCA”).

Structure of the Merger

At the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into AVM pursuant to a Certificate of Merger filed with the State of Washington. AVM will survive the Merger as a wholly owned subsidiary of Parent. Each share of AVM common stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive the Merger Consideration described below. Shares held by AVM as treasury shares will be cancelled without consideration.

Holders of AVM shares who properly exercise dissenters’ rights under the WBCA will be entitled to receive payment of the fair value of their shares in accordance with applicable law.

Merger Consideration

The Merger Consideration consists of three components:

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1. Investment Obligations (Cash Funding)

Parent is required to fund a series of investment tranches (the “Investment Obligations”), which convert into Parent common shares at the Effective Time:

•	Tranche 1: Minimum of $1,000,000 funded July 3, 2025 (maximum $1,500,000), convertible at $1.00 per share.
•

Tranche 2: $1,000,000 due on each of August 31, 2025; October 31, 2025; December 31, 2025; and February 28, 2026, convertible at $2.50 per share (see Amendment No. 1 to the Form 8-K filed on January 29, 2026 reporting for January 28, 2026).

•	Tranche 3: Minimum of $10,000,000 and maximum of $25,000,000 due on or before the Closing Date, convertible at $2.50 per share.

These tranches must be funded within a 30‑day grace period following the scheduled dates before constituting a material breach.

2. Loan Facility Payout

At the Effective Time, the Surviving Corporation will pay in full the outstanding principal and accrued interest under AVM’s existing loan facility, consisting of $2,604,000 in principal and approximately $472,246 in accrued interest as of June 30, 2025, with interest continuing to accrue until closing.

3. Equity Consideration

Parent will issue to the AVM shareholders (“Receiving Shareholders”) a number of Parent common shares (the “Consideration Shares”) valued at $2.50 per share, allocated according to each shareholder’s Percentage Interest. The Consideration Shares are intended to qualify for tax‑free treatment under Section 368 of the Internal Revenue Code.

Treatment of AVM Options

Outstanding options to purchase AVM shares will be treated in accordance with the Merger Agreement and will be cancelled, assumed, or converted into Parent equity awards as specified therein.

Governance and Management Following the Merger

At the Effective Time:

•	AVM will continue as the Surviving Corporation and will be wholly owned by Parent.
•	The directors and officers of AVM immediately prior to the Merger will continue as directors and officers of the Surviving Corporation.
•	Parent will implement board composition provisions described in the Merger Agreement, including the right of AVM to designate directors to Parent’s board.
•	Parent will create a non‑economic super‑voting class of shares and issue a portion of such shares to AVM’s Key Employee, as provided in the Merger Agreement.

These provisions will result in changes to Parent’s governance and voting structure.

Closing Conditions

The obligations of the parties to complete the Merger are subject to customary closing conditions, including:

Conditions to Parent and Merger Sub

•	AVM must have at least $5,000,000 in net working capital and $6,000,000 in net worth at Closing.
•	AVM must obtain Corporation Shareholder Approval, defined as approval by holders of at least 66% of AVM’s outstanding common stock.
•	All Regulatory Approvals and Required Contractual Consents must be obtained.
•	The number of Dissenting Shares must not exceed the threshold specified in the Merger Agreement.

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Conditions to AVM

•	Parent must have funded the required Investment Obligations.
•	Parent must be a fully reporting issuer under the Securities Exchange Act of 1934.
•	Parent must maintain its outstanding share count within the limits set forth in the Merger Agreement.
•	Parent must have taken all actions necessary to issue and list the Consideration Shares.

Covenants of the Parties

AVM Covenants

AVM has agreed to operate its business in the ordinary course during the interim period, maintain required financial thresholds, provide access to information, maintain confidentiality, and refrain from soliciting or engaging in alternative acquisition proposals.

Parent Covenants

Parent has agreed to refrain from issuing securities, incurring indebtedness, or entering into material transactions without AVM’s consent; to take all actions necessary to issue and list the Consideration Shares; and to comply with all applicable laws and regulatory requirements.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each party, including with respect to:

•	corporate organization and authority
•	capitalization
•	financial statements and absence of undisclosed liabilities
•	material contracts
•	intellectual property
•	compliance with laws, including U.S. sanctions and trade laws
•	litigation
•	tax matters
•	employment and benefit plans
•	related‑party transactions

These representations and warranties survive for the periods specified in the Merger Agreement.

Indemnification

The Merger Agreement provides for mutual indemnification obligations, subject to customary limitations, including:

•	a $75,000 basket before indemnification claims may be made
•	a $5,000,000 cap on indemnifiable losses (excluding fraud)
•	specified survival periods for representations, warranties, and covenants

Termination

The Merger Agreement may be terminated under certain circumstances, including:

•	by either party if the Merger has not closed by July 26, 2026 (as amended pursuant to Form 8-K filed with the SEC on January 29, 2026), subject to extension
•	by either party in the event of a material breach not cured within 10 days
•	by mutual written consent

Upon termination, the parties’ rights and obligations will be governed by the terms of the Merger Agreement.

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Regulatory and Securities Law Matters

The Consideration Shares will initially be issued as restricted securities under the Securities Act of 1933. Parent has agreed to take steps to register the resale of such shares following the Merger. The Merger Agreement also contains provisions regarding hold periods, resale restrictions, and compliance with Regulation S and other applicable securities laws.”

Please revise your disclosure to describe your plan of operations for the next 12 months.

Response:

“12‑MONTH PLAN OF OPERATIONS

AVM’s plan of operations for the next 12 months focuses on advancing AVM0703 through clinical development, strengthening regulatory positioning, and preparing for future pivotal trials. AVM’s ability to execute this plan depends on the availability of capital, including the Investment Obligations described in the Merger Agreement.

1. Clinical Development Activities

a. Continue and expand the Phase 2 clinical trial

•	Enroll additional patients in the ongoing Phase 2 study.
•	Complete interim safety and efficacy analyses.
•	Prepare for an end‑of‑Phase 2 meeting with FDA.

b. Prepare Phase 3 trial design

•	Finalize protocol concepts for a pivotal Phase 3 study.
•	Identify clinical sites and CRO partners.
•	Initiate pre‑Phase 3 regulatory interactions.

2. Regulatory Activities

•	Maintain the active IND for AVM0703.
•	Submit updated clinical data, safety reports, and CMC amendments.
•	Conduct FDA meetings to align on trial design, endpoints, and regulatory expectations.
•	Begin drafting components of the future NDA, including CMC modules.

3. Manufacturing and CMC Development

•	Scale up manufacturing processes for Phase 3 readiness.
•	Conduct stability studies and process validation work.
•	Evaluate secondary suppliers to ensure redundancy and compliance.

4. Research and Pipeline Development

•	Conduct preclinical studies exploring AVM0703 in solid tumors and viral infections.
•	Advance discovery‑stage programs leveraging AVM’s immune‑activation platform.
•	File additional patent applications to strengthen IP protection.

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5. Corporate Integration and Operational Infrastructure

•	Integrate AVM into the Parent’s reporting, governance, and financial systems.
•	Expand quality, regulatory, and clinical operations functions.
•	Implement systems required for SEC reporting and public‑company compliance.

6. Capital Requirements

The Company expects to require additional capital to:

•	complete the ongoing Phase 2 trial
•	initiate Phase 3 development
•	scale manufacturing
•	support regulatory submissions

The Company anticipates funding these activities through:

•	the Investment Obligations under the Merger Agreement
•	potential equity financings
•	strategic partnerships or licensing arrangements

Failure to obtain sufficient capital may delay or prevent the advancement of AVM0703.”

Form 10 requires that various exhibits, including material agreements, must be filed as exhibits, including, but not limited to, all amendments to your articles of incorporation and by-laws.

Response: We have revised our exhibits in accordance with Item 601 or Regulation S-K.

2.

We note from your Form 8-K filed on January 14, 2026, that AVM has recommenced its FDA Phase 2 clinical trial of AVM0703. Please revise your discussion of AVM0703 to describe the status of your approval efforts to date. To the extent you have yet to conduct certain trials or studies required as a prerequisite to preparing AVM0703 for FDA approvals, please revise your disclosure to clarify. Describe all material steps you will need to complete before the company can obtain FDA approval.

Response: We do not believe this comment applies to our facts and circumstances. We have filed Amendment No. 1 to the Form 8-k filed on December 17, 2025 to clarify the facts. The acquisition of AVM has not been completed.

3.	Please revise to disclose whether you have filed INDs with the FDA for AVM0703, and if so, disclose the date the IND was filed and whether it is still active.

Response: We do not believe this comment applies to our facts and circumstances. We have filed Amendment No. 1 to the Form 8-k filed on December 17, 2025 to clarify the facts. The acquisition of AVM has not been completed.

4.	Please clarify the steps that remain prior to the commercialization of AVM0703 and, if additional funding is required prior to commercialization, please clarify the amount and sources of funds.

Response: We do not believe this comment applies to our facts and circumstances. We have filed Amendment No. 1 to the Form 8-k filed on December 17, 2025 to clarify the facts. The acquisition of AVM has not been completed.

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AVM - AI Technology Group definitive agreement: Key Points, page 3

5.

We have reviewed your response and noted the revisions to the disclosures related to our prior Comment 4. However, your argument does not sufficiently support the conclusion that historical financial statements of AVM and pro forma financial statements are unnecessary. We acknowledge that the closing of the proposed transaction and the level of assurance regarding its completion are not the sole determinants of probability. Nevertheless, the following factors appear inconsistent with your conclusion that the transaction was not probable:

•	the level of prominence given to the transaction within the registration statement;
•	investment commitments to date (e.g., Tranche 1 and Tranche 2);
•	the issuance of 27,958,695 shares of restricted stock to BioMed 360 on October 7, 2025; and
•	closing of this proposed transaction is subject to conditions customary for transactions of this type.

Please revise your filing to include the historical financial statements for AVM and pro forma financial statements illustrating the effects of this transaction. Refer to Rule 3-05, Rule 8-04, Rule 8-05, and Article 11 of Regulation S-X for guidance.

Response: We acknowledge the Staff’s comment and the factors cited in support of the view that the proposed acquisition of AVM may be considered probable. After further evaluation, we continue to conclude that the acquisition is not yet probable for purposes of Regulation S‑X.

Our conclusion is based on the following objective conditions precedent, which remain unmet and which are fundamental to the closing of the transaction:

•	AVM has not yet delivered two years of audited financial statements, which are required under the definitive agreement before the transaction can close.
•	AI Technology Group (AIPG) has not yet raised the necessary capital required to fund the transaction and satisfy the financial obligations contemplated in the agreement.
•

Without audited financial statements from AVM, AIPG is unable to complete its due diligence, finalize valuation analyses, or satisfy the closing conditions related to financial reporting and audit requirements.

•	The definitive agreement expressly conditions closing on the receipt of AVM’s audited financial statements and the availability of sufficient capital, both of which remain outstanding.

Because these conditions are material, unsatisfied, and outside the Company’s control, we believe the transaction does not meet the threshold of probability required under Rule 3‑05, Rule 8‑04, Rule 8‑05, or Article 11 of Regulation S‑X.

We also note that:

•	The issuance of 27,958,695 restricted shares to BioMed360 on October 7, 2025, was made in anticipation of a potential closing, but does not constitute consummation of the transaction.
•	The investment commitments referenced by the Staff remain contingent and are themselves subject to the same conditions precedent.
•

The remaining closing conditions, while customary, include substantive financial and audit requirements that have not been met and that are essential to determining whether the transaction can proceed.

For these reasons, we continue to believe that the acquisition is not yet probable, and therefore the historical financial statements of AVM and pro forma financial information are not required at this time.

We will update our disclosure in future amendments if and when the required audited financial statements are delivered, the necessary capital is raised, and the transaction becomes probable under applicable SEC guidance.

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6.

We note your response to the second bullet point in prior comment 4, indicating that the acquisition of AVM will be accounted for as a business combination under ASC 805 using the acquisition method. Under this approach, you will recognize the identified assets acquired and liabilities assumed at fair value, with any resulting goodwill or bargain purchase gain recorded in accordance with ASC 805-30. We also note your disclosure in Form 10-Q that, on October 7, 2025, you issued 27,958,695 restricted common shares to the shareholders of Biomed360—the sole shareholder of AVM—as part of the definitive agreement entered into on August 1, 2025 with Biomed360 and AVM regarding the Company’s acquisition of AVM. It appears that the issuance of these shares to Biomed360’s shareholders resulted in a change in control of the Company. In this regard, please explain your consideration of ASC 805-40 and clarify why the acquisition of AVM would not be classified as a reverse recapitalization.

Response: We respectfully acknowledge the Staff’s comment and have carefully reconsidered the applicability of ASC 805‑40 to the proposed acquisition of AVM. Consistent with our response to Comment 5, we continue to conclude that the acquisition is not yet probable and therefore has not met the criteria for accounting recognition under ASC 805, including ASC 805‑40.

Our conclusion is based on the following material, unsatisfied closing conditions, which are fundamental to determining whether the transaction will proceed:

•	AVM has not delivered two years of audited financial statements, which are required under the definitive agreement and are a prerequisite to closing.
•	AI Technology Group has not raised the necessary capital required to fund the transaction and satisfy the financial obligations contemplated in the agreement.
•	Due diligence cannot be completed without AVM’s audited financial statements, and valuation analyses required under ASC 805 cannot be performed.
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The definitive agreement expressly conditions closing on the receipt of audited financial statements and the availability of sufficient capital—both of which remain outstanding and outside the Company’s control.

Because these conditions remain unmet, the transaction has not closed, and the Company has not obtained control of AVM for accounting purposes.

Consideration of ASC 805‑40 (Reverse Recapitalization)

We have evaluated the guidance in ASC 805‑40 regarding reverse recapitalizations. Under this guidance, a reverse recapitalization generally occurs when:

•	the legal acquiree (AVM) is the accounting acquirer,
•	the legal acquirer (AIPG) is a public shell or has limited operations, and
•	control is transferred to the legal acquiree’s shareholders.

While the issuance of 27,958,695 restricted shares to BioMed360’s shareholders was made in anticipation of a potential closing, s this issuance did not transfer control of the Company for accounting purposes because:

•	The share issuance was conditional and preliminary, made pursuant to the definitive agreement but not contingent on closing, and
•	Control cannot be transferred until the closing conditions are satisfied, including delivery of audited financial statements and completion of required capital raises.

Until these conditions are met, the shareholders of BioMed360 do not have the ability to direct the activities of the Company, and therefore no change in control has occurred under ASC 805‑40.

Conclusion

Because the acquisition has not closed, the Company has not obtained control of AVM, and the required conditions precedent remain unsatisfied, we conclude that:

•	The acquisition does not meet the criteria for recognition under ASC 805,
•	A reverse recapitalization has not occurred under ASC 805‑40, and
•	No accounting for a business combination or reverse recapitalization is required at this time.

We will update our disclosures if and when the required audited financial statements are delivered, the necessary capital is raised, and the transaction becomes probable or consummated.

Sincerely,

/s/Marcus Johnson
Chief Executive Officer

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